Peter Wardle Direct: +1 213.229.7242 Fax: +1 213.229.6242 PWardle@gibsondunn.com

APRIL 19, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	GEN Restaurant Group, Inc. Registration Statement on Form S-1

Draft Registration Statement Submitted Confidentially on April 19, 2023

Dear Ladies and Gentlemen:

On behalf of our client, GEN Restaurant Group, Inc., a Delaware corporation (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “SEC”), on a confidential basis, for its review the Company’s fourth amendment to its draft Registration Statement on Form S-1 last submitted to the SEC on March 24, 2022, relating to a proposed offering in the United States of the Company’s Class A common stock.

Please do not hesitate to contact me, Peter Wardle, by telephone at (213) 229-7242 or by email at PWardle@gibsondunn.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Peter Wardle

Peter Wardle

cc:	Tom Croal, Chief Financial Officer of GEN Restaurant Group, Inc.

Michael Flynn, Gibson, Dunn & Crutcher LLP